SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF) No. 02.808.708/0001-07
Corporate Registry ID (NIRE) No. 35.300.157.770

NOTICE TO SHAREHOLDERS

We announce to the shareholders of Companhia de Bebidas das Américas - AmBev (“Company”) that, as indicated at the Minutes of the Board of Directors’ Meeting held on June 18, 2007, at 5:00 pm (to be published at the Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo) and Gazeta Mercantil on June 20, 2007), the members of the Company’s Board of Directors approved the payment distribution of interest on own capital (“JCP”), related to the period of December of 2006 to June of 2007, to be deducted of the investments reserve and attributed to minimum mandatory dividends for the year of 2007, at R$3.2400 per lot of thousand common shares and R$3.5640 per lot of thousand preferred shares. The distribution shall be taxed pursuant to prevailing laws, which shall result in a net distribution of JCP of R$2.7540 per lot of thousand common shares and R$3.0294 per lot of thousand preferred shares, except for corporate shareholders exempted from the referred withholding by force of Article 5 of Law 11,053/04, as amended by Law 11,196/05, dated November 21, 2005, who shall evidence such condition by means of specific declaration sent to the Company at the occasion of the last payment of earnings on March 30, 2007. Those shareholders who did not prove such condition at that occasion, or who proved such condition only for the payment made on March 30, 2007, shall make such proof pursuant to an specific declaration, to be sent to Companhia de Bebidas das Américas - AmBev, Área de Ações, c/o Nilson Casemiro - Rua Dr. Renato Paes de Barros nº 1.017, 4º andar, CEP 04530-001, São Paulo, SP, Brazil, no later than June 22, 2007, along with the corporate documents of such shareholder. In case such condition is not proved up to that date, the income tax shall be applied.

The referred payments shall be made as from June 29, 2007, subject to the approval of the next Annual General Meeting, based on the shareholding position as of June 21, 2007 for Bovespa shareholders and record date for ADRs on June 26, 2007, without incurring monetary restatement. Shares and ADRs shall be traded ex-interest as from June 22, 2007.

SERVICE TO SHAREHOLDERS

The shareholders who already indicated a bank account shall have their credits available at the informed account. The shareholders who did not provide such indication shall receive from Banco Itaú S.A., in its capacity of Depositary Financial Institution, a notice containing information on the payment. Such notice shall be presented at one of Banco Itaú’s branches including instructions for the respective credit. The shareholders’ users of fiduciary custody shall have their credits available according to procedures adopted by the Stock Exchange.

São Paulo, June 18, 2007.

Companhia de Bebidas das Américas - AmBev
Graham Staley
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations